January 19, 2021

Via EDGAR

Ms. Lauren Hamilton

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments with Respect to the Financial Statements for the Series of USAA
Mutual Funds Trust with a fiscal year ended July 31, 2020 (File Nos. 033-65572; 811-7852)

Dear Ms. Hamilton,

On behalf of the USAA Mutual Funds Trust (the "Trust"), set forth below are the comments that were provided by the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") on January 8, 2021, regarding the review of the audited financial statements of USAA Aggressive Growth Fund, USAA Growth Fund, USAA Growth & Income Fund, USAA High Income Fund, USAA Income Fund, USAA Income Stock Fund, USAA Intermediate-Term Bond Fund, USAA Money Market Fund, USAA Science & Technology Fund, USAA Short-Term Bond Fund, USAA Small Cap Stock Fund, USAA Value Fund, and USAA Capital Growth Fund, each a series of the Trust (the "Funds"), and the Trust's responses thereto. The Staff's comments are set forth in italics and are followed by the Trust's responses.

1.Comment: With respect to the USAA Aggressive Growth Fund, the Staff notes the following disclosure in the Notes to Financial Statements: "Effective July 1, 2019, no performance adjustments were made for the period beginning July 1, 2019 through June 30, 2020." Please supplementally explain why no performance adjustments were made during the abovementioned period.

Response: On November 6, 2018, United Services Automobile Association ("USAA"), the parent company of USAA Asset Management Company ("AMCO"), the prior investment adviser to the Fund announced that AMCO would be acquired by Victory Capital Holdings Inc. (the "Transaction"). A special shareholder meeting was held on April 18, 2019, at which shareholders of the Fund approved a new investment advisory agreement between the Trust, on behalf of the Fund, and Victory Capital Management Inc. ("Victory Capital"). The Transaction closed on July 1, 2019. Effective July 1, 2019, Victory Capital replaced AMCO as the investment adviser to the Fund. Pursuant to the new investment advisory agreement between the Trust and Victory Capital that took effect on July 1, 2019, and consistent with SEC guidance that performance should be measured over a period no less than one year for purposes of calculating an incentive fee, no performance adjustments were permitted for the period beginning July 1, 2019, through June 30, 2020 (i.e., the first year under the new investment advisory agreement).1

1See Factors to be Considered in connection with Investment Company Advisory Contracts Containing Incentive Fee Arrangements, Release No. IC-7113 (April 6, 1972) (stating that "[a]lthough Section 205 of the Advisers Act does not require that performance be measured over a period of any particular length, there is a fiduciary obligation to use an interval sufficiently long to provide a reasonable basis for indicating the adviser's performance".Use of at least a one year interval minimizes the possibility that payments will be based upon random or short term fluctuations.").

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However, performance beginning as of July 1, 2019, and thereafter will be utilized in calculating future performance adjustments (i.e., only periods during which Victory Capital acted as investment adviser).

2.Comment: With respect to the USAA Capital Growth Fund's Schedule of Portfolio Investments, please disclose the dividend rate, if known, for all preferred stock positions held by the Fund as part of the title of issue. (See 17 CFR § 210.12-12.)

Response: Securities that were designated as preferred stock were in fact foreign preference shares and should have been designated as equity securities, rather than preferred stock. The Trust has corrected the relevant securities' designation. In addition, the Trust confirms that it will disclose the dividend rate, if known, for all preferred stock positions held by a Fund, as appropriate, going forward.

3.Comment: With respect to the USAA High Income Fund's Statement of Assets and Liabilities, the

Staff notes the line item entitled "Deposits with brokers for futures contracts" in the amount of $90,000; however, the Staff also notes that futures contracts are not listed in the Schedule of Portfolio Investments nor are unrealized gain (losses) on futures contracts identified in the financial statements. Please supplementally explain.

Response: The Fund did not hold any futures contracts. On occasion, a portfolio manager may choose to leave cash deposited with a broker in the event that the portfolio manager may want to re-enter a similar position. The above-mentioned deposit has since been withdrawn from the broker.

4.Comment: With respect to the USAA High Income Fund, the Staff notes the disclosure on page 37, which provides that "[t]he Fund may invest in below investment grade securities"." However, the Staff notes that the Fund's prospectus dated December 1, 2020 provides that the Fund "primarily invests" in such securities. Please correct the inconsistency.

Response: The Trust will revise the Fund's shareholder report consistent with the prospectus going forward.

5.Comment: With respect to the USAA High Income Fund, the Staff notes that some of the loans held by the Fund may pay interest based on the London Inter-bank Offered Rate ("LIBOR"). Please consider whether the expected discontinuation of LIBOR is a principal risk of the Fund. If you believe it is not, please explain why. Please tailor any such principal risk disclosure to describe how the expected discontinuation of LIBOR could affect the Fund's investments including how the transition to any successor benchmark rate could impact the liquidity and value of investments that reference LIBOR. (See the Staff Statement on LIBOR Transition dated July 12, 2019).

Response: The Trust will include the below risk disclosure in the Fund's shareholder reports and other Fund's shareholder reports (tailored for each Fund), as appropriate, going forward.

LIBOR Discontinuation Risk — Many debt securities, derivatives and other financial instruments, including some of the Fund's investments, use the London Interbank Offered Rate ("LIBOR") as the reference or benchmark rate for variable interest rate calculations. However, the use of LIBOR started to come under pressure following manipulation allegations in 2012. Despite increased regulation and other corrective actions since that time, concerns have arisen regarding its viability as a benchmark, due largely to reduced activity in the financial markets that it measures. In June 2017, the Alternative Reference Rates Committee, a group of large U.S. banks working with the Federal Reserve, announced its selection of a new Secured Overnight Funding Rate ("SOFR"), which is intended to be a broad measure of secured overnight U.S. Treasury

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repo rates, as an appropriate replacement for LIBOR. The Federal Reserve Bank of New York began publishing the SOFR in 2018, expecting that it could be used on a voluntary basis in new instruments and transactions. Bank working groups and regulators in other countries have suggested other alternatives for their markets, including the Sterling Overnight Interbank Average Rate ("SONIA") in England. In July 2017, the Financial Conduct Authority (the "FCA"), the United Kingdom financial regulatory body, announced that after 2021 it will cease its active encouragement of UK banks to provide the quotations needed to sustain LIBOR. That announcement suggests that LIBOR may cease to be published after that time. For U.S. dollar LIBOR, however, the relevant date may be deferred to June 30, 2023 for the most common tenors (overnight and one, three, six and 12 months). As to those tenors, the LIBOR administrator has published a consultation regarding its intention to cease publication of U.S. dollar LIBOR as of June 30, 2023 (instead of December 31, 2021, as previously expected), apparently based on continued rate submissions from banks. It is expected that there will be enough for market participants to transition to the use of a different benchmark for both new and existing securities and transactions. Various financial industry groups have begun planning for that transition, but there are obstacles to converting certain longer-term securities and transactions to a new benchmark. Transition planning is at an early stage, and neither the effect of the transition process nor its ultimate success can yet be known. Although the foregoing may provide some sense of timing, there is no assurance that LIBOR, or any particular currency and tenor, will continue to be published until any particular date, and it appears highly likely that LIBOR will be discontinued or modified after December 31, 2021 or June 30, 2023, depending on the currency and tenor. The transition process might lead to increased volatility and illiquidity in markets that currently rely on the LIBOR to determine interest rates. It could also lead to a reduction in the value of some LIBOR-based investments and reduce the effectiveness of new hedges placed against existing LIBOR-based instruments. Since the usefulness of LIBOR as a benchmark could deteriorate during the transition period, these effects could occur before the end of 2021.

6.Comment: With respect to the USAA Intermediate Term Bond Fund, the Staff notes that the Fund had exposure to derivatives during the last fiscal year; however, the Management Discussion of Fund Performance ("MDFP") does not discuss the performance of derivatives on the Fund. If the Fund's performance was materially affected by the derivatives exposure, please include a discussion regarding the impact of derivatives in the MDFP. Please explain why no discussion regarding the impact of derivatives was included in the MDFP and please include going forward.

Response: The amount of the Fund's derivatives exposure during the fiscal year ended July 31, 2020 was immaterial (approximately .03% of net assets) and, as such, the portfolio managers did not discuss the impact of derivatives on the Fund's performance in the MDFP. The Trust confirms that the portfolio managers will include a discussion of any material impact of derivatives on the Fund's performance in the MDFP in the future as appropriate.

7.Comment: With respect to the USAA Small Cap Stock Fund, please describe supplementally the frequency that the "Receivables: From Adviser" disclosed in the Statement of Assets and Liabilities is settled. Please discuss whether the settlement terms are the same terms as the payments to the adviser.

Response: Both receivables and payables are booked monthly, but payables to the Funds' adviser are paid monthly, and reimbursements receivable from the Funds' adviser are paid on a two-month lag.

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8.Comment: With respect to the USAA Money Market Fund, the Staff notes that the Fund has the ability to charge a liquidity fee and/or impose a redemption gate in accordance with Rule 2a-7; however, the Staff notes that these policies have not been disclosed in the Notes to Financial Statements. Please explain why these policies have been omitted. In addition, please include such disclosure in the Notes to Financial Statements in future shareholder reports relating to these policies and the related accounting policies, as applicable.

Response: The "Investment Overview" section of the Fund's annual report includes the following disclosure: "The Fund may impose a fee upon the sale of your shares or may temporarily suspend your ability to sell shares if the Fund's liquidity falls below required minimums because of market conditions or other factors." The Fund also discloses in greater detail its policies regarding charging liquidity fees and imposing redemption gates in its prospectus and statement of additional information. The Fund will include the following disclosure in the Fund's Notes to Financial Statements going forward:

The Fund has adopted policies and procedures permitting the Board of Trustees of the Fund to impose a liquidity fee or to temporarily suspend redemptions from the Fund (a "redemption gate") if the Fund's weekly liquid assets fall below specific thresholds, such as during times of market stress. The imposition of a liquidity fee would reduce the amount you would receive upon redemption of your shares of the Fund. The imposition of a redemption gate would temporarily delay your ability to redeem your investments in the Fund.

9.Comment: With respect to the USAA Money Market Fund, please include a link to the SEC's website where an investor may obtain the most recent 12-months of publicly available information on Form N- MFP for the Fund.

Response: The Trust will make the requested change for the Fund going forward.

* * * * *

The Trust will include the disclosure changes noted above, as applicable, in the Funds' future semi-annual and annual shareholder reports. If you have any questions with respect to the above responses, please contact me at ewagner@vcm.com or (216) 898-2526.

Sincerely,

/s/ Erin G. Wagner

Erin G. Wagner

Deputy General Counsel

Victory Capital Management Inc.

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